EXHIBIT 13


                           [Jewelcor Management, Inc.
                          100 North Wilkes-Barre Blvd.
                             Wilkes-Barre, PA 18702]



VIA FACSIMILE (650) 655-4303
----------------------------
and FEDERAL EXPRESS
-------------------

September 29, 2004

Lissa A. Goldenstein
President and Chief Executive Officer
Argonaut Technologies, Inc.
1101 Chess Drive
Foster City, CA  94404

Dear Ms. Goldenstein:

      During our telephone conversation on September 2, 2004, you stated that you had offered me a seat on the Board of Directors of Argonaut Technologies, Inc. As you know, my reply was that I had no recollection of you ever making that offer to me. Notwithstanding that, I wrote to you on September 15, 2004 to tell you that I would accept a seat on the Board. Unfortunately, the reply from your attorney was negative.

      Today, my associate received a telephone call from a hedge fund shareholder of Argonaut who said that he spoke with you recently, and that you stated to him that the Board of Directors had offered me a seat on the Board and I declined it, which is not true. In any event, is the Board extending me an offer to be a member or not? Quite candidly, I believe that these discussions have been nothing more than delay tactics. In my opinion, dialogue like this has undermined your credibility in the financial community.

      I would like to know in the next 48 hours how you plan to proceed. If I do not hear from you, I intend to contact shareholders of Argonaut to discuss many issues, including this.

                                          Sincerely,

                                          /s/ Seymour Holtzman
                                          --------------------------
                                          Seymour Holtzman

cc:   Board of Directors
      Peter Smith, Esq.
SH/jmq